# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ProQR Therapeutics N.V., CIK 0001612940
CUSIP: N71542109
Title of class of securities: Ordinary Shares, nominal value Euro 0.04 per share
Address of issuer's principal executive offices: Zernikedreef 9, LEIDEN, Netherlands (P7), 2333 CK
Date of event which requires filing of this statement: 05/23/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001633120
Persons authorized to receive notices and communications: Van Herk Investments B.V., Lichtenauerlaan 30, The Netherlands, Netherlands (P7), 3062 ME, 31-10-241-1555; Jan J.H. Joosten, Pierson Ferdinand LLP, 1270 Ave of the Americas 7th Fl Ste 1050, New York, New York (NY), 10020, 1.917.446.1306

## Reporting persons
- Van Herk Investments B.V. (CIK 0001633120): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 11,501,995; shared voting power 0; sole dispositive power 11,501,995; shared dispositive power 0; aggregate amount beneficially owned 11,501,995 (10.9% of the class)
  Comment: * Based on 105,342,963 ordinary shares, nominal value Euro 0.04 per share, of ProQR Therapeutics N.V. (the "Issuer") issued and outstanding as of March 31, 2025, as reported in the Issuer's Form 6-K filed with the SEC on May 8, 2025.
- Van Herk Investments THI B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 0; shared voting power 11,501,995; sole dispositive power 0; shared dispositive power 11,501,995; aggregate amount beneficially owned 11,501,995 (10.9% of the class)
  Comment: * Based on 105,342,963 ordinary shares, nominal value Euro 0.04 per share, of the Issuer issued and outstanding as of March 31, 2025, as reported in the Issuer's Form 6-K filed with the SEC on May 8, 2025.
- Van Herk Private Equity Investments B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 0; shared voting power 11,501,995; sole dispositive power 0; shared dispositive power 11,501,995; aggregate amount beneficially owned 11,501,995 (10.9% of the class)
  Comment: * Based on 105,342,963 ordinary shares, nominal value Euro 0.04 per share, of the Issuer issued and outstanding as of March 31, 2025, as reported in the Issuer's Form 6-K filed with the SEC on May 8, 2025.
- Stichting Administratiekantoor Penulata: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 0; shared voting power 11,501,995; sole dispositive power 0; shared dispositive power 11,501,995; aggregate amount beneficially owned 11,501,995 (10.9% of the class)
  Comment: * Based on 105,342,963 ordinary shares, nominal value Euro 0.04 per share, of the Issuer issued and outstanding as of March 31, 2025, as reported in the Issuer's Form 6-K filed with the SEC on May 8, 2025.
- Van Herk Management Services B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 0; shared voting power 11,501,995; sole dispositive power 0; shared dispositive power 11,501,995; aggregate amount beneficially owned 11,501,995 (10.9% of the class)
  Comment: * Based on 105,342,963 ordinary shares, nominal value Euro 0.04 per share, of the Issuer issued and outstanding as of March 31, 2025, as reported in the Issuer's Form 6-K filed with the SEC on May 8, 2025.
- Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 0; shared voting power 11,501,995; sole dispositive power 0; shared dispositive power 11,501,995; aggregate amount beneficially owned 11,501,995 (10.9% of the class)
  Comment: * Based on 105,342,963 ordinary shares, nominal value Euro 0.04 per share, of the Issuer issued and outstanding as of March 31, 2025, as reported in the Issuer's Form 6-K filed with the SEC on May 8, 2025.
- A. van Herk Holding B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 0; shared voting power 11,501,995; sole dispositive power 0; shared dispositive power 11,501,995; aggregate amount beneficially owned 11,501,995 (10.9% of the class)
  Comment: * Based on 105,342,963 ordinary shares, nominal value Euro 0.04 per share, of the Issuer issued and outstanding as of March 31, 2025, as reported in the Issuer's Form 6-K filed with the SEC on May 8, 2025.
- Stichting Administratiekantoor Abchrys: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 0; shared voting power 11,501,995; sole dispositive power 0; shared dispositive power 11,501,995; aggregate amount beneficially owned 11,501,995 (10.9% of the class)
  Comment: * Based on 105,342,963 ordinary shares, nominal value Euro 0.04 per share, of the Issuer issued and outstanding as of March 31, 2025, as reported in the Issuer's Form 6-K filed with the SEC on May 8, 2025.
- Adrianus van Herk: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); source of funds: bank loan (BK), working capital (WC), personal funds (PF); sole voting power 0; shared voting power 11,501,995; sole dispositive power 0; shared dispositive power 11,501,995; aggregate amount beneficially owned 11,501,995 (10.9% of the class)
  Comment: * Based on 105,342,963 ordinary shares, nominal value Euro 0.04 per share, of the Issuer issued and outstanding as of March 31, 2025, as reported in the Issuer's Form 6-K filed with the SEC on May 8, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value Euro 0.04 per share
Name of issuer: ProQR Therapeutics N.V.
Address of issuer's principal executive offices: Zernikedreef 9, LEIDEN, Netherlands (P7), 2333 CK

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by (i) Van Herk Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands ("VHI"), with respect to Ordinary Shares, nominal value Euro 0.04 per share (the "Ordinary Shares"), beneficially owned by it, (ii) Van Herk Investments THI B.V., a private company with limited liability incorporated under the laws of the Netherlands ("VHIT"), with respect to Ordinary Shares beneficially owned by VHI, (iii) Van Herk Private Equity Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands ("VHPI"), with respect to Ordinary Shares beneficially owned by VHI and VHIT, (iv) Stichting Administratiekantoor Penulata, a foundation organized under the laws of the Netherlands ("Penulata"), with respect to Ordinary Shares beneficially owned by VHI, VHIT and VHPI, (v) Van Herk Management Services B.V., a private company with limited liability incorporated under the laws of the Netherlands ("VHMS"), with respect to Ordinary Shares beneficially owned by VHI, VHIT and VHPI, (vi) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V., a private company with limited liability incorporated under the laws of the Netherlands ("OGBBA"), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI and VHMS, (vii) A. van Herk Holding B.V., a private company with limited liability incorporated under the laws of the Netherlands ("Holdings"), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS and OGBBA, (viii) Stichting Administratiekantoor Abchrys, a foundation organized under the laws of the Netherlands ("Abchrys"), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA and Holdings, and (ix) Adrianus van Herk ("Mr. van Herk") with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA, Holdings, Penulata and Abchrys.

Each of Mr. van Herk, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys disclaims beneficial ownership of the securities covered by this statement.
Residence or business address:
The principal business address of each of Mr. van Herk, VHI, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys is:

Lichtenauerlaan 30
3062 ME Rotterdam

The Netherlands
Present principal occupation or employment: Mr. van Herk is (i) an investor, (ii) the holder of all of the depositary receipts issued by Penulata and Abchrys, (iii) the sole board member of Penulata and Abchrys, and (iv) the sole managing director of VHMS, OGBBA and Holdings. Penulata holds substantially all of the issued and outstanding shares of VHPI. VHPI is the sole shareholder of VHIT. VHIT is the sole shareholder of VHI. VHI is principally engaged in making investments. Abchrys holds substantially all of the issued and outstanding shares of Holdings. Holdings is the sole shareholder of OGBBA. OGBBA is the sole shareholder of VHMS and is principally engaged in making investments. VHMS is the sole managing director of VHI, VHIT and VHPI.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of VHI, VHIT, VHPI, VHMS, OGBBA and Holdings is a private company with limited liability incorporated under the laws of the Netherlands. Penulata and Abchrys are Netherlands foundations. Mr. van Herk is a citizen of the Netherlands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In September 2023, VHI acquired its initial investment in the Issuer from Mr. van Herk, who had acquired Ordinary Shares in open market transactions over time. From time to time since September 2023, VHI has acquired Ordinary Shares in open market transactions for its own account. The sources of the funding for the purchase of Ordinary Shares were the general working capital of VHI or the personal funds of Mr. van Herk, as applicable. The working capital of VHI is in part funded by margin loans provided by various banks. The shares of Ordinary Shares held by VHI, together with certain other securities, have been pledged as security for such loans.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 23, 2025, VHI provided notice by letter to the Issuer's board of directors of VHI's position that the Issuer had failed to fulfil its corporate governance duties towards the Issuer's stakeholders by proposing the reappointment to the board of directors of Mr. James Shannon ("Shannon") and Mr. Daniel de Boer ("De Boer") at the Issuer's June 3, 2025 annual general meeting ("AGM"), contrary to the Dutch Corporate Governance Code and the Issuer's Board Rules. VHI further urged that the Issuer's board of directors withdraw the agenda items to reappoint Shannon and De Boer at the AGM.

A copy of VHI's May 23, 2025 letter to the Issuer's board of directors is filed as an exhibit herewith and is incorporated herein by reference.

The Reporting Persons acquired the Ordinary Shares reported herein for investment purposes in the ordinary course of business. Except as described above, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in Item 4 of Schedule 13D of the Act, but the Reporting Persons reserve the right to propose, undertake or participate in any such actions in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in or incorporated by reference in Items 2, 3, 4 and 6 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in or incorporated by reference in Items 2, 3, 4 and 6 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: No transactions in Ordinary Shares of the Issuer have been effected during the past sixty days by any of the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships legal or otherwise among the persons named in Item 2 and between such persons and any person with respect to the Ordinary Shares, including but not limited to transfer or voting of the Ordinary Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies as of the date hereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1* Letter, dated May 23, 2025, from Van Herk Investments B.V. to the board of directors of ProQR Therapeutics N.V.

99.2* Joint Filing Agreement, dated May 28, 2025, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.3 Power of Attorney, dated as of September 16, 2019, by and among the Reporting Persons, incorporated by reference herein by reference to Exhibit 99.2 to Amendment No. 3 to Schedule 13G filed by the Reporting Persons on September 17, 2019 with respect to Zealand Pharma A/S (File No. 001-38178).

* Filed herewith.

## Signatures
- Van Herk Investments B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (05/28/2025)
- Van Herk Investments THI B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (05/28/2025)
- Van Herk Private Equity Investments B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (05/28/2025)
- Stichting Administratiekantoor Penulata: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (05/28/2025)
- Van Herk Management Services B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (05/28/2025)
- Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (05/28/2025)
- A. van Herk Holding B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (05/28/2025)
- Stichting Administratiekantoor Abchrys: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (05/28/2025)
- Adrianus van Herk: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (05/28/2025)
Comment: * Pursuant to a Power of Attorney, dated as of September 16, 2019, by and among the Reporting Persons.